January 14, 2026

Chris Turner
Chief Executive Officer
Warburg Pincus Access Fund, L.P.
450 Lexington Avenue
New York, NY 10017

       Re: Warburg Pincus Access Fund, L.P.
           Registration Statement on Form 10-12G
           Filed August 29, 2025
           File No. 000-56778
Dear Chris Turner:

       We have completed our review of your filing, including your response to prior comment 5. While we do not necessarily agree with your analysis or conclusion regarding that comment, we have no further comment at this time. Please note that the company and its management remain responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, or actions by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Brad Green, Esq.